Exhibit 99.1

Mega Matrix Inc.

Announces Share Consolidation of Class A Ordinary Shares

Class A Ordinary Shares Will Begin Trading on a Post-Consolidation Adjusted Basis on
September 16, 2026

SINGAPORE, September 10, 2026 (PRNEWSWIRE) -- Mega Matrix Inc. (NYSE American: MPU or “Company”) today announced that it intends to effect a share consolidation of its ordinary shares at a ratio of 1 post-split ordinary share for every 20 pre-split ordinary shares (the “Share Consolidation”) so that every twenty (20) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will become effective at 4:05 p.m. (New York time) on September 15, 2026 (the “Effective Time”).

The Company’s Class A ordinary shares will continue to be traded on the NYSE American under the symbol “MPU” and will begin trading on a post-consolidation adjusted basis when the market opens on Wednesday September 16, 2026. The CUSIP number for the Company’s Class A ordinary shares following the Share Consolidation will be G6005C116.

At the Effective Time, the authorised share capital of the Company will be reduced and amended from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001.

As a result of the Share Consolidation, the number of issued and outstanding Class A ordinary shares of the Company will be reduced from 62,492,148 pre-consolidation Class A ordinary shares to approximately 3,124,608 post-consolidation Class A ordinary shares, subject to adjustments for rounding. Outstanding warrants and other outstanding equity rights will be proportionately adjusted to reflect the Share Consolidation. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

The Share Consolidation is primarily intended to increase the Company’s per share trading price in order to maintain its listing on NYSE American.

Shareholders holding their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will have their shares automatically adjusted to reflect the Share Consolidation. Shareholders of record may direct questions concerning the Share Consolidation to the Company’s transfer agent, Continental Stock Transfer & Trust Company.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. Mega Matrix Inc. is a Cayman Islands corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to complete the Share Consolidation; the ability to increase the trading price of the Company’s class A ordinary shares and maintain its listing on the NYSE American; the ability to manage growth; the ability to identify and integrate future acquisitions; the ability to grow and expand its main business; the ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on April 16, 2026, as further amended on April 27, 2026, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the Company’s inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company’s assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

The Company announce material information about the Company and its services and for complying with its disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu facebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information the Company posts through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following its website, press releases, SEC filings and public conference calls and webcasts. The social media channels that the Company intends to use as a means of disclosing the information described above may be updated from time to time as listed on its website.

For inquiries, please contact: Info@megamatrix.io